Mail Stop 4561

July 24, 2008

Bruce Davis
Chief Executive Officer
DMRC Corporation
9405 SW Gemini Drive
Beaverton, Oregon 97008

> **Re: DMRC Corporation**
> **Registration Statement on Form 10**
> **Filed June 23, 2008**
> **File No. 001-34108**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Information Statement, Exhibit 99.1</u>

<u>General</u>

1. Please provide us with your analysis of why you have concluded that the transaction you propose does not involve an offer and sale of DMRC Corporation shares that should be registered under Section 5 of the Securities Act. In your response, please discuss the impact of the separation-spinoff condition to the tender offer by L-1 tender offer. Provide your views regarding whether the tender of shares of Digimarc in a transaction that will result in the spinoff of DMRC (if a minimum tender condition is met) should be viewed as the offer and sale of DMRC shares.

2. The initial paragraph of the letter to stockholders and the section captioned "The Separation and the Merger" focuses on legal and mechanical aspects of the proposed transaction that appear to be of limited interest to investors, and in focusing on the mechanical aspects of the proposed transaction the disclosure appears to impede investor understanding of the fundamental nature of the transaction and its effect on them. Please consider revising these introductory sections of your document to focus on aspects of the transaction that are truly significant in introducing investors to the transaction. Consider providing investors with a cross-reference to the page on which you provide additional material details that you believe are important to investors.

3. For example, you discuss a transfer of assets to DMRC LLC and a subsequent merger between DMRC LLC and DMRC, but the purpose of these steps of the transaction and their significance to the company and the investors is not explained. If those mechanical steps are not significant from an investor perspective, it is unclear why those details need to be discussed when you introduce investors to the proposed transaction. As it appears that Digimarc investors will receive only DMRC Corporation shares, it appears that the transaction and its effect on them can be described more clearly and concisely.

4. In your response letter, please explain why the assets and liabilities of the digital watermark business will be placed first in the LLC vehicle which will thereafter engage in a merger with the corporation whose shares will ultimately be received by the Digimarc holders in the spinoff.

Summary, page 3

5. Please consider adding to the summary of the transactions information relating to the management and operations of the company after the transactions, such as, but not limited to, the management of the company and departures of any significant employees.

6. Please include in the summary an overview of the transition services agreement, license agreement, and separation agreement. Consider providing a cross-reference to the location in the prospectus where you describe the material rights and obligations under those agreements.

Risk Factors, page 10

7. Please revise the introductory paragraph to eliminate the disclaimer regarding omission of risks of which you are not currently aware or immaterial. We will not object if you state that this section includes risks you consider material of which you are currently aware.

We have the ability to issue additional equity securities…, page 11

8. You disclose on pages 80-81 that all outstanding options to purchase shares of Digimarc common stock and all outstanding shares of Digimarc restricted stock will become fully vested and exercisable immediately prior to the record date. Tell us whether you are aware of any material amounts of Digimarc options that will be exercised prior to the record and in your response letter provide your views regarding whether additional disclosure regarding the potential effect of any such exercises is appropriate.

A small number of customers account for a substantial portion…, page 12

9. We note from disclosure in this section as well as page F-19 that you have three significant customers, including two principal customers during the year ended December 31, 2007, continue to be responsible for substantial portions of your revenues, aggregating to 78% during the quarter ended March 31, 2008. Although we note that you disclose that one of these customers is a "Central Bank consortium", it appears you should more specifically identify the consortium as well as the other principal customers. We note that your disclosure suggests the second principal customer in the most recent year and interim period may be Nielson. Please clarify this.

We may not be able to protect adequately our intellectual property…, page 18

10. You disclose as a risk factor that some countries "outside the United States where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States." Please identify such countries where a material level of risk exists.

11. You disclose that the company is the exclusive licensee under some third-party patents that appear material to your operations. Please clarify the nature of the exclusive licenses that are held by the company, to the extent material, and provide a meaningful assessment of the effect of the exclusively licenses technologies on your competitive position.

The Spin-Off, page 21

12. Please discuss the background of the spin-off in greater detail, including the material legal and financial issues that led the Digimarc's board to approve the separation of the digital watermarking business from the secure ID business, and recommend that the company be spun-off as a stand-alone public company. Please provide a reasonably detailed summary of the negotiation process that led to the current transactional structure. For example, if L-1 indicated in initial negotiations that it was only interested in purchasing the secure ID business it appears you should discuss this. Alternatively, if the management of Digimarc responded to L-1's expressions of interest in purchasing the

business as a whole, it appears that aspect of the transactional background should be addressed.

13. To the extent that the board's decisions to enter into the transaction with L-1 and effect the DMRC spinoff were based in material part on the analysis or recommendation of financial advisors, it appears that you should identify the outside advisors to Digimarc and the company and discuss the nature of the reports and recommendations by them. In addition, please address what consideration Digimarc's board gave to the allocation of assets, liabilities, rights and indemnifications between Digimarc and the company in connection with the separation agreement, transition services agreement, and license agreement. We note that in the overview section of "Our Relationship with Digimarc Corporation After the Spin-Off" discussion on page 82, such agreements were not negotiated at arms' length and may not reflect terms that would be negotiated between independent parties.

Manner of Effecting the Spin-Off, page 21

14. You disclose that holders of record will receive cash equal to the fair market value of any fractional shares of DMRC Corporation common stock. Please more precisely describe the mechanics of this payment and the manner in which fair market value will be determined. Also, state the source of the cash payments. In your response letter, tell us the maximum aggregate dollar obligation you expect will be incurred in paying this obligation.

15. Please quantify the costs associated with the contemplated transactions to be borne by DMRC Corporation, and the amount of debt you will assume or incur to cover these costs and for working capital as a stand-alone company.

Spin-Off Conditions and Termination, page 23

16. Please specify the material approvals and consents necessary to complete the spin-off that you refer to on page 23.

Selected Historical Financial Information, page 27

17. Please indicate that the financial information in the Statement of Operations and Balance Sheet on page 27 is represented in thousands.

Pro Forma Financial Information

Unaudited Pro Forma Statement of Operations, page 30

18. Please explain your basis for providing pro forma statements of operations for the year ended December 31, 2007 and the quarterly period ended March 31, 2008. Explain to us

why you believe that this presentation is useful to an investor considering that there are no pro forma adjustments. In this regard, we note that your current presentation may be confusing. If you conclude that this presentation should be removed, please expand your disclosures surrounding the exclusion of the incremental expenses that you would have incurred had you been a stand-alone company. Although you may be unable to determine a factually supportable amount for the pro forma presentation please tell us what consideration you have given to disclosing, here and on page F-8, an estimate or range of what these expenses would have been on a stand-alone basis. Refer to Question 2 of SAB Topic 1.B1.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

19. Please revise your disclosure regarding the planned merger and separation to focus on the aspects of the transaction that are truly significant in informing investors regarding the transaction. If you believe the mechanical details of the transactions are material to the understanding of the transaction, please clearly explain the importance of the detailed presentation of the transaction.

20. It appears that more than 50% of the company's revenues are derived from international customers. Please disclose the countries in which you operate and derive a material amount of revenues.

21. Please provide a more detailed narrative discussion regarding the underlying internal or external business events and developments that had an impact on the company's financial results. For example, discuss the underlying events that affected the increase in consulting revenue from your Central Banks consortium that you disclose on page 46. As a further example, discuss the underlying developments that led to the decrease in service to government agencies which you disclose was primarily the reason for the decrease in service revenue in 2006. You should explain whether these changes in revenue are related to a trend or known demands or whether they are the result of isolated events. Furthermore, please tell us what consideration you gave to quantifying the extent of the contribution of each source of a material change you have identified in this subsection, pursuant to interpretative guidance in Section III.D of SEC Release No. 33-6835.

22. Please revise this section to discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands and uncertainties that may affect the company's financial condition. Challenges that should be discussed include the transition from being a part of Digimarc to a publicly traded company (including paying for the associated costs of being a public company), and any plans for expansion.

23. It appears that the research, development and engineering cost accounts for 22 percent of total revenue for 2007 and 2006. Please discuss the nature of the "products and solutions" that constitute this expenditure and whether the research is in accordance with any strategic plan or goal of management.

24. You state on page 59 that your "future success will depend, in part, on our ability to continue to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense." We note, for example, that you disclose severance related costs of $1.6 million. Please expand your disclosure to discuss in a materially complete manner whether you will or expect to experience material employee departures as a result of this transaction and the impact such personnel changes will have on your financial results.

Forward-Looking Statements, page 54

25. We note your reference to the Private Securities Litigation Reform Act of 1995 and statement that your filing contains forward-looking statements within the meaning of that legislation. Please be advised that we view your filing as the company's initial public offering. See paragraph (b)(2)(D) of Section 21E of the Securities Exchange Act and revise appropriately. We also note that your reference to the Securities Act under this heading appears inapplicable to your Form 10 registration statement.

Business of DMRC Corporation

Competition, page 59

26. Please disclose your competitive position in the market and indicate who your main competitors are, if one or a small number are dominant in your industry.

Management, page 61

27. Please explain the timeframe and the manner in which the five directors on the Board of Directors will be chosen following the DMRC Corporation merger.

28. We note that your disclosure is unclear whether the company has had any transactions with related persons as defined in Item 404 of Regulation S-K. Please explain clearly whether the company has transactions in which related persons have a direct or indirect material interest. It appears that the separation agreement and transition services agreement are related party transactions which should be cross-referenced in this section.

Director Compensation, page 66

2007 Director Compensation Table, page 66

29. Please explain whether the valuation of the stock and options awards for the directors are in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123R. Please see Item 402(k)(2)(iii), (iv) of Regulation S-K.

30. In footnote 2 to the 2007 Director Compensation Table, you disclose that each director was granted an option to purchase 6,000 shares of Digimarc common stock on May 2, 2007. We note that two directors received $26,986 and another two directors received $39,628. Please explain the factors that resulted in the differences.

New Compensation Proposal for DMRC Directors, page 67

31. Please provide an expanded discussion of the new compensation proposal for DMRC Corporation. Disclose whether the company plans to provide any equity compensation to its directors, whether committee members will receive additional compensation, and whether directors will continue to be reimbursed for expenses.

Executive Compensation, page 73

32. In your response letter, please explain why the summary compensation table for executive officers only includes information for fiscal year 2007 and not for fiscal year 2006. Please refer to Regulation S-K Compliance and Disclosure Interpretations Question 217.01 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Our Relationship with Digimarc Corporation After the Spin-Off, page 82

The Distribution, page 83

33. You state that the ratio of units of DMRC LLC to be issued for each share of Digimarc common stock is subject to change as a result of market conditions and other factors. Please state whether you will inform shareholders if the spinoff distribution rate changes from one unit of DMRC for three and a half shares of Digimarc common stock and the procedures that will be followed to disseminate such information.

License Agreement, page 86

34. You indicate that the technology license to be received by L-1 will be exclusive, but in describing the licenses to DMRC you do not state whether the licenses to technologies for use in the digital watermark field are exclusive or non-exclusive. Please expand the description of the license agreement with DMRC so that all material terms of that agreement are described. It is unclear for whether the licenses are royalty-free, or if not,

the terms on which royalties will be computed and paid. Similarly, the duration of material licenses does not appear to be disclosed.

Transition Services Agreement, page 87

35. Please more specifically describe the transition services that DMRC Corporation and Digimarc each agreed to provide the other in the transition services agreement, as your reference to "assistance substantially consistent with services provided before completion of the spinoff" is vague. In particular, provide a materially complete description of the material services upon which each Digimarc and you will be dependent on one another during the term of the agreement. Expand your reference to prices that "generally are intended to cover each party's reasonable costs" to explain the extent to which pricing was not determined based on cost of the supplier. Please also explain briefly how the internal cost amounts were determined and discuss how those prices compare to the cost of similar services from independent parties. To the extent either party is a contractually obligated to pay for or supply material amounts of services in specified amounts, provide appropriate disclosure. The additional disclosure should allow the shareholders to understand the level and extent of the inter-dependency of Digimarc/L-1 and DMRC and their reciprocal financial obligations.

Security Ownership of Certain Beneficial Owners and Management, page 88

36. Please disclose the persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by legal entities such as The Clark Estates, Inc. and Dimensional Fund Advisors LP. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

37. It appears that the table on page 88 provides information with respect to the expected beneficial ownership of the company's common stock after the spin-off. We note that the company plans to issue shares of Series A Redeemable Nonvoting Preferred stock worth $50,000 to your executive officers. Please include information relating to each class of equity securities of the company. See Item 403(b) of Regulation S-K.

Material U.S. Federal Income Tax Consequences, page 93

38. Please discuss the basis of the company's beliefs regarding the material federal income tax consequences of the proposed transactions, and in particular note whether those views are based on opinions of legal counsel or certified public accountants. Please replace expressions of the tax consequences as hopes or desires by replacing phrases such as "intend that," "should recognize," and "do not expect" with language that clearly describes the tax consequences that will result, in the view of DMRC and its tax advisors, as applicable. If an opinion has been or will be obtained it should be filed as an exhibit to the filing.

Financial Statements

Combined Statements of Operations, page F-4

39. Please revise to provide pro forma basic and diluted earnings per share. Also, revise to provide footnote disclosure describing how you arrived at the pro forma earnings per share amounts.

Investments, page F-10

40. Please tell us how you considered the disclosures required by SFAS 115 and SFAS 157.

Note 5. Stock-Based Compensation, page F-15

41. Please revise to provide each of the required disclosures identified in paragraph A240 of SFAS 123(R).

Note 8. Income Taxes, page F-20

42. Please tell us how you considered the disclosures required by paragraphs 43 through 49 of SFAS 109.

Note 10. Quarterly Financial Information, page F-21

43. In order to provide a balanced presentation, include your quarterly operating results for the quarters in fiscal 2006 or explain why this information is not meaningful. That is, comparative information should be provided for each quarter that is being shown in the table.

Exhibits

44. We have recently received by amendment the separation agreement, transition services agreement, and license agreement. We will review and provide comments, if any, relating to these agreements at a later time.

45. Please provide us with an analysis as to why you have determined that the following documents do not need to be filed pursuant to Item 601(b)(4) of Regulation S-K.

- Exclusive licensee agreements;

- Indemnification agreements that DMRC will enter into with each of its directors and executive officers;

- Employment agreement with Bruce Davis;

- Change of control retention agreements with Mr. McConnell and Mr. Chamness.

46. We note your reference on page 57 and elsewhere to an agreement with the Central Bank consortium. As it appears that you are substantially dependant upon this contract, please provide it as an exhibit, pursuant to Item 601(b)(10) of Regulation S-K. Additionally, the text on page 12 suggests that the other principal customer during 2007 and the most recently completed interim period is a party to an agreement with you. As such, it also appears you should file that contract as a material agreement.

47. We note that you do not list the schedules to any of the agreements that you filed as exhibits. Because the transition services agreement and the license agreement do not appear to be plans of acquisition, reorganization, arrangement, liquidation or succession within the meaning of Item 601(b)(ii) of Regulation S-K, please submit the schedules for each of these agreements. In addition, submit a list of the schedules for the separation agreement briefly identifying the contents of all omitted schedules with an agreement to furnish supplementally a copy of any omitted schedules to the Commission upon request.

General

48. We note a number of blank spaces throughout your information statement concerning the number of shares outstanding following the spin-off and compensation disclosure, among other things. Please include this disclosure in your revised information statement as soon as practicable. Note that we may have additional comments once you have provided this disclosure.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have any questions regarding comments on the financial statements and related matters. You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3537 if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: John R. Thomas
        Perkins Coie LLP
        Via Facsimile (503) 346-2144